UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2010

Commission File Number 001-16429

ABB Ltd

(Translation of registrant’s name into English)

P.O. Box 1831, Affolternstrasse 44, CH-8050, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of the following:

1.               Press release issued by ABB Ltd dated June 28, 2010.

Press Release

ABB Executive Committee member Anders Jonsson to retire

Jonsson to leave ABB at end of July 2010 after 34 years with the company

Zurich, Switzerland, June 28, 2010 — Anders Jonsson, a member of the ABB Executive Committee since 2006, will retire at the end of July 2010 after 34 years with the company.

Jonsson is currently responsible for monitoring and coordinating ABB’s overall cost reduction and global footprint programs. As of August 1, 2010, these responsibilities will be assumed by the head of Quality and Operational Excellence who will report directly to CEO Joe Hogan.

Jonsson joined ABB as a development engineer in 1976 and has held a variety of roles in the company’s automation businesses in Sweden, Switzerland and China. Before taking up his current position, he ran the Robotics business for four years.

“Anders has made a huge contribution to ABB over the years and under his excellent leadership the Robotics business has become more competitive and a key contributor to the Discrete Automation and Motion division,” said Joe Hogan, ABB’s chief executive officer.

ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impact. The ABB Group of companies operates in around 100 countries and employs about 117,000 people.

For more information please contact:

ABB Group Media Relations: Thomas Schmidt, Wolfram Eberhardt (Zurich, Switzerland) Tel: +41 43 317 6568 media.relations@ch.abb.com	Investor Relations: Switzerland: Tel. +41 43 317 7111 Sweden: Tel. +46 21 325 000 USA: Tel. +1 203 750 7743 investor.relations@ch.abb.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: June 29, 2010	By:	/s/ Michel Gerber
	Name:	Michel Gerber
	Title:	Group Senior Vice President and Head of Investor Relations

	By:	/s/ Richard A. Brown
	Name:	Richard A. Brown
	Title:	Group Senior Vice President and Chief Counsel Corporate & Finance